Exhibit 6.2

CONTENT USAGE AGREEMENT

The following agreement will specify the terms and conditions of work between American Stories Entertainment, Inc. ("ASE" hereinafter) with a mailing address of____________________________ and Bill Rooney ("Content Owner" hereinafter) located at Clearwater, FL.

Whereas, ASE wishes to distribute Content Owner's finished episodes of No Huddle Life ("Show" hereinafter) on multiple distribution channels ("Channels" hereinafter) on a non-exclusive basis and;

Whereas, Content Owner has the right to enter into this content usage agreement involving the Show and;

Whereas, Content Owner will allow ASE to distribute Shows and generate advertising revenues related to the shows;

Therefore, the parties to this agreement agree to the following terms and conditions:

1)             Content: The content to be distributed shall be completed shows provided by the Content Owner titled No Huddle Life.

2)             Distribution: ASE shall distribute the Shows on internet streaming services, cable TV channels, satellite channels, TV Networks and any other video platforms selected by ASE. ASE is committing to the distribution of 10 shows that are completed. ASP has the option to add three additional shows to this commitment. This is a non- exclusive agreement and there are no guarantees of success by ASE to Content Owner.

3)             Distribution Fees: ASP shall pay a one-time startup fee of $2500 per episode (Shows with approximate length of 12 minutes). A deposit of 50% shall be paid upon completion of ASE crowdfunding. The balance of $1250 per show shall be paid two weeks prior to the first airing of each show. Content Owner shall receive Ten (10) percent of gross advertising revenue ("Fee Share" hereinafter) generated by ASE related to advertising sold in connection with the show.

4)             Payment Schedule: The Fee Share shall be calculated on a quarterly basis and paid within seven business days of the close of each quarter. The quarterly schedule begins as of the 1st day of each January.

5)             Tenn of the agreement: The term of this agreement shall be five (5) years from the execution of the agreement.

6)             Confidentiality: Each Party acknowledges that a material term of this Agreement is to keep all confidential information belonging to the other Party absolutely confidential and protect its release from the public. Each Party agrees not to divulge, reveal, report or use, for any purpose, any confidential information which the other Party has obtained or which was disclosed to the Party receiving the information by the other Party, with only exception of that information that is required by public disclosure rules of the United States of America Securities and Exchange Commission. The obligation to protect the confidentially of the other Party's confidential information will survive the termination of this Agreement and will continue for a period of three (3) years from the date of such termination.

1

7)             Severability of Agreement. Should any part of this Agreement for any reason be declared invalid, such decision shall not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties that they would have executed the remaining portion of this Agreement without including such parts or portions which may, for any reason, be hereafter declared invalid.

8)             Provision for Amendment of Agreement. The provisions of this Agreement may only be waived, altered, amended or repealed, in whole or in part, in writing and executed by all parties to this Agreement.

9)             Governing Law. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Florida.

10)         Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of American Stories Entertainment, Inc. and Bill Rooney.

IN WITNESS THEREOF, the parties hereto have executed and delivered this Agreement as of the day and year last written below.

American Stories Entertainment, Inc. (ASE)		Bill Rooney (Content Owner)

By:	/s/ Robert Cefail	By:	/s/ William Rooney
Robert Cefail
	President	Printed Name:	William Rooney

Date:	January 5, 2021	Date:	January 6, 2021

2